Exhibit 3.75
CERTIFICATE OF FORMATION
OF
WLBB BROADCASTING, LLC
NAME
     The name of the limited liability corporation is WLBB Broadcasting, LLC.
REGISTERED AGENT AND OFFICE
     The address of the initial registered office of this corporation is 1013 Centre Road, Wilmington, Delaware, 19805; and the name of the registered agent of the corporation in the State of Delaware is the Corporation Service Company.

Date: July 21, 1999	/s/ Marcia L. Greene

Marcia L. Greene
Authorized Person